UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Pacific Internet Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

Y66183-10-7

(CUSIP Number)

Attn: David Astwood
Connect Holdings Limited
Clarendon House, 2 Church Street,
Hamilton HM11, Bermuda
+1 441 299 4943

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 15, 2006

(Date of Event Which Requires Filing of this Statement)

CUSIP No.	Y66183-10-7

1	NAMES OF REPORTING PERSONS: Connect Holdings Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) x (b)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: —
	8	SHARED VOTING POWER: 1,587,194 shares
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 1,587,194 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,587,194 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

1	NAMES OF REPORTING PERSONS: Connect International Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) x (b)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: —
	8	SHARED VOTING POWER: 1,587,194 shares
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 1,587,194 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,587,194 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

1	NAMES OF REPORTING PERSONS: Ashmore Global Special Situations Fund Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) x (b)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: —
	8	SHARED VOTING POWER: 1,587,194 shares
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 1,587,194 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,587,194 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

1	NAMES OF REPORTING PERSONS: Ashmore Global Special Situations Fund 2 Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) x (b)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: —
	8	SHARED VOTING POWER: 1,587,194 shares
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 1,587,194 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,587,194 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

1	NAMES OF REPORTING PERSONS: Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) x (b)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: —
	8	SHARED VOTING POWER: 1,587,194 shares
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 1,587,194 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,587,194 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

1	NAMES OF REPORTING PERSONS: Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) x (b)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: —
	8	SHARED VOTING POWER: 1,587,194 shares
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 1,587,194 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,587,194 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

1	NAMES OF REPORTING PERSONS: Ashmore Emerging Markets Debt Fund I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) x (b)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: —
	8	SHARED VOTING POWER: 1,587,194 shares
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 1,587,194 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,587,194 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

1	NAMES OF REPORTING PERSONS: Ashmore Emerging Markets Debt and Currency Fund Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) x (b)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: —
	8	SHARED VOTING POWER: 1,587,194 shares
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 1,587,194 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,587,194 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

1	NAMES OF REPORTING PERSONS: Ashmore Management Company Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) x (b)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: —
	8	SHARED VOTING POWER: 1,587,194 shares
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 1,587,194 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,587,194 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

1	NAMES OF REPORTING PERSONS: Spinnaker Global Opportunity Fund Ltd I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) x (b)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: —
	8	SHARED VOTING POWER: 1,587,194 shares
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 1,587,194 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,587,194 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IV

1	NAMES OF REPORTING PERSONS: Spinnaker Global Emerging Markets Fund Ltd I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) x (b)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: —
	8	SHARED VOTING POWER: 1,587,194 shares
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 1,587,194 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,587,194 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IV

1	NAMES OF REPORTING PERSONS: Spinnaker Global Strategic Fund Ltd I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) x (b)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: —
	8	SHARED VOTING POWER: 1,587,194 shares
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 1,587,194 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,587,194 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IV

1	NAMES OF REPORTING PERSONS: Clearwater Undersea Cable Investments, LP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) x (b)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: —
	8	SHARED VOTING POWER: 1,587,194 shares
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 1,587,194 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,587,194 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	NAMES OF REPORTING PERSONS: Clearwater Capital GP, Ltd I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) x (b)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: —
	8	SHARED VOTING POWER: 1,587,194 shares
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 1,587,194 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,587,194 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

SIGNATURE

EXHIBIT INDEX

SCHEDULE A

Item 1.    Security and Issuer

This statement on Schedule 13D relates to the ordinary shares (the ‘‘Ordinary Shares’’) of Pacific Internet Limited (the ‘‘Company’’), a company organized and existing under the laws of the Republic of Singapore. The Ordinary Shares are the only class of shares issued and outstanding by the Company. The address of the Company’s principal executive offices is 89B Science Park Drive, #01-07, The Rutherford, Singapore 118261.

Item 2.    Identity and Background

(a) This statement is being filed by Connect Holdings Limited (‘‘CHL’’) and its ultimate shareholders or control persons, Connect International Limited (‘‘CIL’’), Ashmore Global Special Situations Fund Limited (‘‘GSSF’’), Ashmore Global Special Situations Fund 2 Limited (‘‘GSSF2’’), Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio (‘‘EMLIP’’), Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund (‘‘ARF’’), Ashmore Emerging Markets Debt Fund (‘‘AEMDF’’), Ashmore Emerging Markets Debt and Currency Fund Limited (‘‘AEMDCF’’), Ashmore Management Company Limited (‘‘AMC’’), Spinnaker Global Opportunity Fund Ltd (‘‘SGO’’), Spinnaker Global Emerging Markets Fund Ltd (‘‘SGEM’’), Spinnaker Global Strategic Fund Ltd (‘‘SGS’’), Clearwater Undersea Cable Investments, LP (‘‘Clearwater LP’’) and Clearwater Capital GP, Ltd (‘‘Clearwater GP’’). CHL, CIL, GSSF, GSSF2, EMLIP, ARF, AEMDF, AEMDCF, AMC, SGO, SGEM, SGS, Clearwater LP and Clearwater GP are collectively referred to herein as the ‘‘Reporting Persons’’.

(b) and (c) CHL is a company incorporated under the laws of Bermuda. The address of its principal business and principal office is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. CHL’s principal business is as an investment holding company.

CIL is a company incorporated under the laws of Bermuda. The address of its principal business and principal office is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. CIL’s principal business is as an investment holding company.

GSSF is an open-ended investment company registered in Guernsey. The address of its principal business and principal office is Suite 6, Borough House, Rue du Pre, St Peter Port, Guernsey, GY1 3RH. GSSF’s principal business is to invest in fixed income investments of distressed corporates or corporates undergoing restructurings.

GSSF2 is an open-ended investment company registered in Guernsey. The address of its principal business and principal office is Suite 6, Borough House, Rue du Pre, St Peter Port, Guernsey, GY1 3RH. GSSF2’s principal business is to take advantage of the global economic cycles and crises that can exist in emerging market countries and to extract value from specific corporate restructurings.

EMLIP is a protected cell of an open-ended unit trust registered in Guernsey. The address of its principal business and principal office is Arnold House, St Julian’s Avenue, St Peter Port, Guernsey, GY1 3NF. EMLIP’s principal business is to enable investors to have access to the returns available from investment in emerging markets.

ARF is a protected cell of an open-ended investment company registered in Guernsey. The address of its principal business and principal office is Arnold House, St Julian’s Avenue, St Peter Port, Guernsey, GY1 3NF. ARF’s principal business is to provide access to the high returns available in Asian local currency debt, US Dollar debt instrument and to a lesser degree equity or equity linked investments.

AEMDF is an exempted company incorporated under the laws of the Cayman Islands. The address of its principal business and principal office is c/o International Management Services Ltd, Harbour Centre, 4th Floor, North Church Street, PO Box 61GT, George Town, Grand Cayman, Cayman Islands. AEMDF’s principal business is to provide long-term capital growth through investment in emerging market bonds, debt instruments and other securities products.

AEMDCF is an open-ended investment company registered with limited liability in Guernsey. The address of its principal business and principal office is Suite 6, Borough House, Rue du Pre, St

Peter Port, Guernsey, GY1 3RH. AEMDCF’s principal business is to access returns in emerging market hard currency denominated and local currency denominated instruments and other yielding fixed income instruments in local currencies and other emerging market investments and products.

AMC is a limited company registered in Guernsey. The address of its principal business and principal office is Arnold House, St Julian’s Avenue, St Peter Port, Guernsey, GY1 3NF. AMC’s principal business is as a management company.

SGO is a limited company incorporated under the laws of the British Virgin Islands. The address of its principal business and principal office is c/o Spinnaker Capital Limited, 53-54 Grosvenor Street, London W1K 3HU. SGO’s principal business is as an open ended investment fund, investing mainly in securities issued by corporate and sovereign issuers in Asia, Eastern Europe and Latin America.

SGEM is a limited company incorporated under the laws of the British Virgin Islands. The address of its principal business and principal office is c/o Spinnaker Capital Limited, 53-54 Grosvenor Street, London W1K 3HU. SGEM’s principal business is as an open ended investment fund, investing mainly in securities issued by corporate and sovereign issuers in Asia, Eastern Europe and Latin America.

SGS is a limited company incorporated under the laws of the British Virgin Islands. The address of its principal business and principal office is c/o Spinnaker Capital Limited, 53-54 Grosvenor Street, London W1K 3HU. SGS’s principal business is as an open ended investment fund, investing mainly in securities issued by corporate and sovereign issuers in Asia, Eastern Europe and Latin America.

Clearwater LP is an exempted limited partnership established under the laws of the Cayman Islands. The address of its principal business and principal office is c/o Walkers SPV Limited PO Box 908GT George Town, Grand Cayman, Cayman Islands. Clearwater LP’s principal business is to invest in other companies.

Clearwater GP is a limited company established under the laws of the Cayman Islands. The address of its principal business and principal office is c/o Walkers SPV Limited PO Box 908GT George Town, Grand Cayman, Cayman Islands. Clearwater GP’s principal business is to manage its general partnership investments.

Information as to the executive officers and directors of each of the Reporting Persons identified in Item 2 is set forth in Schedule A hereto and is incorporated by reference herein.

(d) During the last five years, none of the Reporting Persons identified in Item 2 nor, to the best of each Reporting Person’s knowledge, any of their respective executive officers and directors named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(e) During the last five years, none of the Reporting Persons identified in Item 2 nor, to the best of each Reporting Person’s knowledge, any of their respective executive officers and directors named in Schedule A hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

Item 3.    Source and Amount of Funds or Other Consideration

On July 10, 2006, ARF purchased 353,425 Ordinary Shares for the account of CHL on the Nasdaq market at an average purchase price of $9.16 per Ordinary Share, or an aggregate purchase price of $3,237,373.00.

On July 14, 2006, ARF purchased 207,152 Ordinary Shares for the account of CHL on the Nasdaq market at an average purchase price of $9.16 per Ordinary Share, or an aggregate purchase price of $1,897,512.32.

On July 21, 2006, ARF purchased 50,000 Ordinary Shares for the account of CHL on the Nasdaq market at an average purchase price of $8.56 per Ordinary Share, or an aggregate purchase price of $427,905.00.

On September 15, 2006, ARF purchased 800,000 Ordinary Shares for the account of CHL on the Nasdaq market at an average purchase price of $10.00 per Ordinary Share, or an aggregate purchase price of $8,000,000.00.

On September 18, 2006, ARF purchased 126,617 Ordinary Shares for the account of CHL on the Nasdaq market at an average purchase price of $9.50 per Ordinary Share, or an aggregate purchase price of $1,202,861.50.

Also on September 19, 2006, ARF purchased 50,000 Ordinary Shares for the account of CHL on the Nasdaq market at an average purchase price of $9.60 per Ordinary Share, or an aggregate purchase price of $479,945.00 As of the close of business on September 19, 2006, CHL held 1,587,194 Ordinary Shares (the ‘‘Purchased Ordinary Shares’’).

As of the close of business on September 19, 2006, CHL beneficially owned 1,587,194 Ordinary Shares which were purchased for an aggregate purchase price of approximately $15,245,596.82. The source of funds for CHL’s acquisitions was capital contributions from its ultimate shareholders for the purpose of making the acquisitions.

Item 4.    Purpose of Transaction

The acquisition of the Purchased Ordinary Shares is to pursue a strategic opportunity to invest in a retail internet communications services provider.

The Reporting Persons may in the future take such actions with respect to such investment opportunity as it deems appropriate including, but not limited to, seeking Board representation, making proposals to the Issuer with respect to changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Ordinary Shares, selling some or all of its Ordinary Shares, and engaging in any other transactions with respect to the Ordinary Shares. The Reporting Persons cannot, however, give any assurance that such activities or transactions will occur.

Other than as set forth above, none of the Reporting Persons identified in Item 2 currently has plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer

(a) As of the close of business on September 22, 2006, CHL beneficially owned 1,587,194 Ordinary Shares which constitute approximately 11.8% of the Ordinary Shares outstanding. By reason of their relationship to CHL as set forth in Item 2 above, each of CIL, GSSF, GSSF2, EMLIP, ARF, AEMDF, AEMDCF, AMC, SGO, SGEM, SGS, Clearwater LP and Clearwater GP are reported as having shared power to vote and dispose or direct the vote and disposition of 1,587,194 Ordinary Shares. To the knowledge of each of the persons identified in Item 2, no person named on Schedule A hereto owns any Ordinary Shares as of September 22, 2006.

The aggregate percentage of the outstanding Ordinary Shares reported as beneficially owned by CHL is based upon 13,490,113 Ordinary Shares outstanding as of August 17, 2006, based on information contained in the Issuer’s Form 6-K filing with the Commission, dated August 17, 2006.

(b) CHL has the power to vote and dispose or direct the vote and disposition of 1,587,194 Ordinary Shares. By reason of their relationship to CHL as set forth in Item 2 above, each of CIL, GSSF, GSSF2, EMLIP, ARF, AEMDF, AEMDCF, AMC, SGO, SGEM, SGS, Clearwater LP and Clearwater GP are reported as having shared power to vote and dispose or direct the vote and disposition of 1,587,194 Ordinary Shares. To the knowledge of each of the Reporting Persons identified in Item 2, no person named on Schedule A has such power with respect to such Ordinary Shares as of September 22, 2006.

(c) Except as described in Item 3 of this statement, there were no transactions in the Ordinary Shares by the Reporting Persons during the past sixty days. To the knowledge of each of the Reporting Persons, no person named on Schedule A hereto has effected any transaction in the Ordinary Shares during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2, or between those persons and any other person with respect to the securities of the Issuer.

Item 7.    Material to be Filed as Exhibits

Exhibit 1. Joint Filing Agreement dated September 22, 2006 between Connect Holdings Limited and its ultimate shareholders, Connect International Limited, Ashmore Global Special Situations Fund Limited, Ashmore Global Special Situations Fund 2 Limited, Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio, Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund, Ashmore Emerging Markets Debt Fund, Ashmore Emerging Markets Debt and Currency Fund Limited, Ashmore Management Company Limited, Spinnaker Global Opportunity Fund Ltd, Spinnaker Global Emerging Markets Fund Ltd, Spinnaker Global Strategic Fund Ltd, Clearwater Undersea Cable Investments, LP and Clearwater Capital GP, Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2006

Connect Holdings Limited

By: /s/ Tim Davis
Title: Director

Connect International Limited

By: /s/ Tim Davis
Title: Director

Ashmore Global Special Situations Fund Limited

By: /s/ Nigel T. Carey
Title: Director

By: /s/ John Locks
Title: Vice President

Ashmore Global Special Situations Fund 2 Limited

By: /s/ Nigel T. Carey
Title: Director

By /s/ John Locks
Title: Vice President

Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio

By: /s/ Nigel T. Carey
Title: Director

By: /s/ John Locks
Title: Vice President

Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund

By: /s/ Nigel T. Carey
Title: Director

By: /s/ John Locks
Title: Vice President

Ashmore Emerging Markets Debt Fund

By: /s/ John Locks
Title: Vice President
Ashmore Emerging Markets Debt and Currency Fund Limited

By: /s/ Nigel T. Carey
Title: Director

By: /s/ John Locks
Title: Vice President

Ashmore Management Company Limited

By: /s/ Nigel T. Carey
Title: Director

By: /s/ John Locks
Title: Vice President

Spinnaker Global Opportunity Fund Ltd

By: /s/ Marcos Lederman
Title: Director

Spinnaker Global Emerging Markets Fund Ltd

By: /s/ Marcos Lederman
Title: Director

Spinnaker Global Strategic Fund Ltd

By: /s/ Marcos Lederman
Title: Director

Clearwater Undersea Cable Investments, LP

By: /s/ Robert Petty
Title: Director, Clearwater Capital GP Ltd.,
as general partner in Clearwater Undersea Cable Investments, LP

Clearwater Capital GP, Ltd

By:/s/ Robert Petty
Title: Director

EXHIBIT INDEX

Exhibit

1.	Joint Filing Agreement dated September 22, 2006 between Connect Holdings Limited and its ultimate shareholders, Connect International Limited, Ashmore Global Special Situations Fund Limited, Ashmore Global Special Situations Fund 2 Limited, Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio, Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund, Ashmore Emerging Markets Debt Fund, Ashmore Emerging Markets Debt and Currency Fund Limited, Ashmore Management Company Limited, Spinnaker Global Opportunity Fund Ltd, Spinnaker Global Emerging Markets Fund Ltd, Spinnaker Global Strategic Fund Ltd, Clearwater Undersea Cable Investments, LP and Clearwater Capital GP, Ltd.

SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of each of CHL, CIL, GSSF, GSSF2, EMLIP, ARF, AEMDF, AEMDCF, AMC, SGO, SGEM, SGS, Clearwater LP and Clearwater GP is set forth below.

CHL

Name, Business Address and position	Present Principal Occupation	Citizenship
Timothy James Terence Davis, Director, 20 Bedfordbury, London WC2N 4BL, United Kingdom	Head of Legal and Transaction Management for Ashmore Investment Management Limited	United Kingdom
David Walter James Astwood, Director, Clarendon House, 2 Church Street, Hamilton, HM 11 Bermuda	Partner at Conyers Dill & Pearman	United Kingdom
Brian Kent Holdipp, Director, Clarendon House, 2 Church Street, Hamilton, HM 11 Bermuda	Associate at Conyers Dill & Pearman	United Kingdom
CIL
Timothy James Terence Davis, Director, 20 Bedfordbury, London WC2N 4BL, United Kingdom	Head of Legal and Transaction Management for Ashmore Investment Management Limited	United Kingdom
David Walter James Astwood, Director, Clarendon House, 2 Church Street, Hamilton, HM 11 Bermuda	Partner at Conyers Dill & Pearman	United Kingdom
Brian Kent Holdipp, Director, Clarendon House, 2 Church Street, Hamilton, HM 11 Bermuda	Associate at Conyers Dill & Pearman	United Kingdom
GSSF
Nigel Carey, Director, 7 New Street, St. Peter Port, Guernsey, GY1 4BZ	Partner at Carey Langlois	Guernsey
Michael Moody, Director, 20 Bedfordbury, London WC2N 4BL, United Kingdom	Head of Human Resources, Corporate Development and Project Management for Ashmore Investment Management Limited	United Kingdom
GSSF2
Nigel Carey, Director, 7 New Street, St. Peter Port, Guernsey, GY1 4BZ	Partner at Carey Langlois	Guernsey
Michael Moody, Director, 20 Bedfordbury, London WC2N 4BL, United Kingdom	Head of Human Resources, Corporate Development and Project Management for Ashmore Investment Management Limited	United Kingdom

EMLIP
Michael Moody, Director, 20 Bedfordbury, London WC2N 4BL, United Kingdom	Head of Human Resources, Corporate Development and Project Management for Ashmore Investment Management Limited	United Kingdom
Nigel Carey, Director, 7 New Street, St. Peter Port, Guernsey, GY1 4BZ	Partner at Carey Langlois	Guernsey
John Roper, Director, 20 Bedfordbury, London WC2N 4BL, United Kingdom	Director	Guernsey
Keith Dorrian, Director, 20 Bedfordbury, London WC2N 4BL, United Kingdom	Director	Guernsey
ARF
Nigel Carey, Director, 7 New Street, St. Peter Port, Guernsey, GY1 4BZ	Partner at Carey Langlois	Guernsey
John Roper, Director, 20 Bedfordbury, London WC2N 4BL, United Kingdom	Director	Guernsey
Keith Dorrian, Director, 20 Bedfordbury, London WC2N 4BL, United Kingdom	Director	Guernsey
AEMDF
Michael Moody, Director, 20 Bedfordbury, London WC2N 4BL, United Kingdom	Head of Human Resources, Corporate Development and Project Management for Ashmore Investment Management Limited	United Kingdom
Martin Byrne, Director, PO Box 61, 4th Floor Harbour Centre, Grand Cayman, Cayman Islands	Employee of International Management Services Ltd	Cayman Islands
Martin Lang, Director, PO Box 61, 4th Floor Harbour Centre, Grand Cayman, Cayman Islands	Company Secretary of International Management Services Ltd	Cayman Islands
AEMDCF
Michael Moody, Director, 20 Bedfordbury, London WC2N 4BL, United Kingdom	Head of Human Resources, Corporate Development and Project Management for Ashmore Investment Management Limited	United Kingdom
Nigel Carey, Director, 7 New Street, St. Peter Port, Guernsey, GY1 4BZ	Partner at Carey Langlois	Guernsey

Ashmore Management Company Limited	N/A	N/A
AMC
Nigel Carey, Director, 7 New Street, St. Peter Port, Guernsey, GY1 4BZ	Partner at Carey Langlois	Guernsey
John Roper, Director, 20 Bedfordbury, London WC2N 4BL, United Kingdom	Director	Guernsey
Keith Dorrian, Director, 20 Bedfordbury, London WC2N 4BL, United Kingdom	Director	Guernsey
SGO
Pedro Homem, Director, Av. da Liberdade, nº 195 – 8º 1250 142 Lisboa, Portugal	Financial Markets	Portugal
Tamotsu Ogawa, Director, Yamada Building 2f. 2-8-4, Uchikanda, Chiyoda-Ku, Tokyo, 101-0047 Japan	Financial Markets	Japan
Simon Ogus, Director, Suite 1703, Century Square, 1-13 D'Aguilar Street, Central, Hong Kong	Financial Markets	United Kingdom
Affonso Pastore, Director, Rua Alves Guimarães, 462, 10º Floor, room number 102, 05410-000, Pinheiros, São Paulo, Brazil	Financial Markets	Brazil
Marcos Lederman, Director and Authorised Representative, c/o Spinnaker Capital Ltda., Al. Santos 1940-2o 014818-200 Sao Paulo, SP, Brazil	Financial Markets	Brazil
SGEM
Francis D'Souza, Director, villa 1108, vale do lobo, P.O.box 647, Al Mancil 8135-864, Portugal	Financial Markets	United Kingdom
Tamotsu Ogawa, Director, Yamada Building 2f. 2-8-4, Uchikanda, Chiyoda-Ku, Tokyo, 101-0047 Japan	Financial Markets	Japan

Affonso Pastore, Director, Rua Alves Guimarães, 462, 10º Floor, room number 102, 05410-000, Pinheiros, São Paulo, Brazil	Financial Markets	Brazil
Marcos Lederman, Director and Authorised Representative, c/o Spinnaker Capital Ltd., Al. Santos 1940-2o 014818-200 Sao Paulo, SP, Brazil	Financial Markets	Brazil
Claude Pomper, Director and Authorised Representative, c/o Spinnaker Capital Ltda., Al. Santos 1940-2o 014818-200 Sao Paulo, SP, Brazil	Financial Markets	France
SGS
Francis D'Souza, Director, villa 1108, vale do lobo, P.O.box 647, Al Mancil 8135-864, Portugal	Financial Markets	United Kingdom
Tamotsu Ogawa, Director, Yamada Building 2f. 2-8-4, Uchikanda, Chiyoda-Ku, Tokyo, 101-0047 Japan	Financial Markets	Japan
Simon Ogus, Director, Suite 1703, Century Square, 1-13 D'Aguilar Street, Central, Hong Kong	Financial Markets	United Kingdom
Marcos Lederman, Director and Authorised Representative, c/o Spinnaker Capital Ltd., Al. Santos 1940-2o 014818-200 Sao Paulo, SP, Brazil	Financial Markets	Brazil
Clearwater LP
Managed by general partner, Clearwater Capital GP, Ltd C/o Walkers SPV Limited, PO Box 908GT, George Town, Grand Cayman, Cayman Islands	N/A	N/A
Clearwater GP
Robert Dean Petty, Director, 485 Madison Avenue, 18th Floor New York, NY 10022	Investment professional	United States of America